

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 21, 2011

Via E-mail
Mr. Ken Martin
Chief Executive Officer, Chief Accounting Officer
Hitor Group, Inc.
6513 132nd Ave NE #376
Kirkland, WA 98033

      RE: **Hitor Group, Inc.**
             Amendment No. 5 to Form 10-K for the fiscal year ended
              December 31, 2010
             Filed December 20, 2011
             File No. 333-103986

Dear Mr. Martin:

We have reviewed your response letter dated December 19, 2011 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

1.   We note your revised disclosure in response to prior comment 2 and reissue. Please revise to identify the fuel atomization efficiency enhancement products you reference. Also, please disclose the dollar amount, if any, you spent on research and development activities during the fiscal year.

Item 2. Properties

2.   We note your response to prior comment 3; however, you have not revised the
        disclosure in Item 10 to remove references to factories in China. We therefore
        reissue the comment.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-1

3.   Please refer to prior comment 4. We continue to note inconsistencies between the
        audit report and the financial statements. Please amend the Form 10-K to correct
        the following:

        •   Revise each of the primary financial statements (i.e., balance sheets,
            statements of operations, statements of stockholders' deficit and statements of
            cash flows) as "Restated" consistent with the auditor's report which also
            indicates that all financial statements for all periods presented are restated.
        •   Remove the "unaudited" label included in the headings of the statements of
            operations and statements of cash flows, since these statements must be
            audited consistent with Rule 8-02 of Regulation S-X and the auditor's report
            indicates that they are audited.
        •   Revise the fourth paragraph of the auditor's report related to the going
            concern explanation to refer to Note 3 instead of Note 2. We note that the
            going concern disclosure is actually in Note 3.

Statements of Cash Flows, page F-5

4.   In response to prior comment 6, you told us that you included $700,000 related to
        the June 19, 2007 conversion of debt within cash provided by financing
        activities. Since the conversion of debt is not a cash transaction, please revise
        your statements of cash flows to comply with ASC 230-10-45 or tell us why this
        transaction should properly be reflected as a source of cash. Please also refer to
        ASC 230-10-50-3 through 50-6 with respect to required disclosures regarding
        non-cash financing and investing activities and ensure that you provide any
        required disclosures.

Certifications

5.   Please amend to include the entire filing plus the currently signed and dated
        certifications required by Rule 12B-15 and Items 601(B)(31) and (32) of
        Regulation S-K.

      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Tim Buchmiller at (202) 551-3635 if you have questions on any other comments. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant